SCMP GROUP

Direct Line Direct Fax

BY REGISTERED POST [redacted]

7 March 2008

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Status of Public Float

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

CoSec\GO0708/announcement distribution – Status of Public Float

SCMP Group Limited Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888 Web site www.scmp.com

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

ANNOUNCEMENT

STATUS OF PUBLIC FLOAT

Immediately following the close of the Offer, (i) the Offeror and members of the Concert Group owned in aggregate 1,169,543,308 Shares, representing approximately 74.93% of the issued share capital of the Company; (ii) approximately 14.06% of the Company was held/controlled by Silchester International Investors Limited, a substantial shareholder and, thus, a connected person of the Company; and (iii) approximately 11.01% of the Shares was held by the public.

In view that the Company's minimum public float falls below 25%, the Company has made an application to the Stock Exchange for a waiver under Rule 8.08(1)(c) of the Listing Rules from strict compliance with Rule 8.08(1)(a) for a period of two months from the date of this announcement. As stated in the Offer Document, if the listing of the Shares is to be maintained on the Stock Exchange, the Offeror will undertake to the Stock Exchange to take appropriate steps, together with the Company and the Directors, if appropriate, to ensure that at least 25% of the Shares are held by the public in compliance with the Listing Rules. The Company has initiated discussions with the Offeror and Silchester regarding possible proposals and/or plans with a view to restoring the 25% minimum public float.

As the public float of the Company has fallen below 25%, the Stock Exchange indicated that the trading in the Shares should be suspended in accordance with the Listing Rules. As such, at the request of the Company, trading in the Shares was suspended as from 9:30 a.m. on 27 February 2008. The Stock Exchange indicated that the trading in the Shares will remain suspended until the 25% minimum public float is restored. An announcement will be made by the Company upon its due compliance with Rule 8.08 of the Listing Rules.

Reference is made to the joint announcements dated 19 December 2007 and 17 January 2008 issued by the Company and the Offeror, the offer document dated 4 January 2008, the response document dated 25 January 2008 (the "Response Document") and the announcement of the Offeror dated 25 February 2008 (the "Closing Date Announcement"). Unless otherwise defined herein, capitalized terms and expressions shall have the same meanings as used in the Response Document.

Immediately upon the close of the Offer (i) the Offeror and members of the Concert Group were interested in 1,169,543,308 Shares, representing approximately 74.93% of the issued share capital of the Company; (ii) approximately 14.06% of the Company was held/controlled by Silchester International Investors Limited ("Silchester"), a substantial shareholder and, thus, a connected person of the Company; and (iii) approximately 11.01% of the Shares was held by the public.

As Silchester is in a different time zone, the Company only managed to receive Silchester's confirmation regarding its latest shareholding information on 26 February 2008, one day after the close of the Offer. In view that the Company's minimum public float falls below 25%, the Company has made an application to the Stock Exchange for a waiver under Rule 8.08(1)(c) of the Listing Rules from strict compliance with Rule 8.08(1)(a) for a period of two months from the date of this announcement.

As stated in the Offer Document, if the listing of the Shares is to be maintained on the Stock Exchange, the Offeror will undertake to the Stock Exchange to take appropriate steps, together with the Company and the Directors, if appropriate, to ensure that at least 25% of the Shares are held by the public in compliance with the Listing Rules following the close of the Offer. The Company has initiated discussions with the Offeror and Silchester regarding possible proposals and/or plans with a view to restoring the 25% minimum public float.

As the public float of the Company has fallen below 25%, the Stock Exchange indicated that the trading in the Shares should be suspended in accordance with the Listing Rules. As such, at the request of the Company, trading in the Shares was suspended as from 9:30 a.m. on 27 February 2008. The Stock Exchange indicated that the trading in the Shares will remain suspended until the 25% minimum public float is restored. An announcement will be made by the Company upon its due compliance with Rule 8.08 of the Listing Rules.

By the order of the Board of the Company
Vera Leung
Company Secretary
Hong Kong

Hong Kong, 6 March 2008

As at the date of this announcement, the board of directors of the Company comprises two executive Directors, namely Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong; three non-executive Directors, Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang; and four independent non-executive Directors, namely The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man.

This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".

* *For identification purpose only*

"Please also refer to the published version of this announcement in SCMP"

END